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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 21, 2007
Relating to Preliminary Prospectus dated May 18, 2007
Registration No. 333-143093

FREE WRITING PROSPECTUS

SCIENTIFIC LEARNING CORPORATION

        On June 14, 2007, mergermarket.com, a subscription-based publication that is unaffiliated with Scientific Learning Corporation, published an article, the full text of which is reproduced below. Notwithstanding the article below, while Scientific Learning considers strategic transactions from time to time (including acquisitions of third parties or businesses or assets of third parties), the company disclaims any current discussions or negotiations with the parties identified below regarding a possible acquisition. The statements in the article identifying potential acquisition candidates represent the views of mergermarket.com and are not based on statements made by Scientific Learning. In addition, we believe that the fiscal year 2007 projections described in the article below are based on guidance publicly given by Scientific Learning on May 1, 2007. This guidance has not been updated, commented on or otherwise confirmed by Scientific Learning since that date, and the publication of the article below by mergermarket.com should not be considered an update to, commentary on or confirmation by Scientific Learning of that May 1, 2007 guidance. For clarification, Scientific Learning notes that the information set forth in the article was not prepared or reviewed by Scientific Learning and, with the exception of the statements attributed directly to Ms. Freeman, constitutes the author's opinion.

Scientific Learning targeting complementary acquisitions, CFO says

        Scientific Learning, a listed, California-based provider of cognitive skills software, now has the cash position to consider complementary acquisitions, said CFO Jane Freeman. Freeman said the company likely would pay stock for an acquisition. Scientific Learning may buy a unit from a larger educational software provider or an independent company, according to the CFO. The acquisition of an online, English as a Second Language (ESL) provider is a priority, said Freeman. "We're definitely in a position where we want to look [for acquisitions] now," said Freeman. "We have the cash and growth to expand."

        BridgeTEFL, an online ESL provider that is a division of Bridge-Linguatec, could be another target for Scientific Learning, according to the description provided by Freeman. Another company that could fit with Scientific Learning could be Posit Science, a medical software and therapy firm that has received funding from Scientific Learning. Posit Sciences develops neuroscience-based software that takes advantage of the brain neuroplasticity—its natural ability to change—to improve cognitive function and memory, primarily in aging adults. Posit Science CEO Jeff Zimman said the company likely will be entertaining offers soon, and did not rule out a bid for the company by investors.

        "We expect the new Congress to provide better funding for the 'No Child Left Behind' act and we want to [pursue acquisitions] to meet the demand," said Freeman of the company's acquisition plans. Cognitive Tutor, a math and science software product made by Carnegie Learning, previously has been cited as a target for Scientific Learning.

        Scientific Learning completed a two-year financial transition in 2006 and is now ready to expand, according to Freeman. The company forecasts revenue will grow this year to $49 million to $52 million, up from $41 million in 2006. Scientific Learning has $12.1 million in cash and no debt. The company, based in Oakland, California, has a market cap of $111 million.

        To review a filed copy of our current registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1042173/000104746907004459/0001047469-07-004459-index.htm.

Forward-Looking Statements

        This free writing prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the company's expectations about future acquisitions, its growth prospects, its expectations regarding funding for No Child Left Behind and anticipated fiscal 2007 revenue. Words such as "expects," "intends," "believes," "anticipates," "should," "likely" and similar expressions identify forward-looking statements. All forward-looking statements included in this free writing prospectus were made as of the dates indicated herein and were based on information available to Scientific Learning as of such dates. Scientific Learning assumes no obligation to update any forward-looking statement. Actual results will vary, and may vary materially, from those anticipated, estimated, projected or expected for a number of reasons, including, among others, the extent of acceptance and purchase of Scientific Learning's products by customers; seasonality and sales cycles in Scientific Learning's markets; competition; availability of funding to purchase Scientific Learning's products and generally available to schools; the extent to which Scientific Learning's marketing, sales and implementation strategies are successful; Scientific Learning's ability to continue to demonstrate the efficacy of its products; the demography of participants; Scientific Learning's ability to timely execute its new product development strategies; and pricing pressures. Risk factors, cautionary statements and other conditions that could cause actual results to differ from management's current expectations are contained in Scientific Learning's filings with the Securities and Exchange Commission, including the section of Scientific Learning's preliminary prospectus dated May 18, 2007, entitled "Risk Factors."

        THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-415-249-2900.

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FREE WRITING PROSPECTUS
SCIENTIFIC LEARNING CORPORATION
Forward-Looking Statements